

October 2, 2014

<u>Via E-mail</u>
Mr. Efrain Rivera, Sr. Vice President, Chief Financial Officer and Treasurer
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625-2396

> **Re: Paychex, Inc.**
> **Form 10-K for the fiscal year ended May 31, 2014**
> **Filed July 22, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 9, 2014**
> **File No. 0-11330**

Dear Mr. Rivera:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement Filed September 9, 2014</u>

<u>Policy on Transactions with Related Person, page 18</u>

1. In future filings please describe your policies for the review, approval or ratifications of transactions with related persons rather than providing a web address where such policies may be found. Please refer to Item 404(b)(1) of Regulation S-K.

<u>Compensation Discussion and Analysis, page 22</u>
<u>Equity-Based Compensation, page 29</u>

2. In future filings please disclose in more detail the factors taken into consideration in determining the number of shares of performance shares, option awards, and restricted

stock awards granted to each NEO. Please refer to comment 5 of our letter dated January 28, 2009.

<u>Peer Group, page 35</u>

3.   You state here that the compensation of NEOs other than your CEO and CFO was compared to average NEO compensation excluding CEO and CFO position for your Peer Group. You do not disclose the results of this comparison. In future filing please disclose your NEOs' total compensation in comparison to that of the Peer Group for the last completed fiscal year. Please see Item 402(b)(2)(xiv) of Regulation S-K and comment 3 of our letter dated October 20, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief